UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Anika Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

035255108

(CUSIP Number)

November 20, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	035255108

1	NAMES OF REPORTING PERSONS Fidia Farmaceutici S.p.A. I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO (Corporation)

CUSIP No.	035255108

1	NAMES OF REPORTING PERSONS P&R S.p.A. I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	035255108

1	NAMES OF REPORTING PERSONS Fiore Holding S.r.l. I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1(a).	Name of Issuer

Anika Therapeutics, Inc., a Massachusetts corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices

32 Wiggins Avenue, Bedford, MA 01730.

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office or, if None, Residence

Item 2(c).	Citizenship

Fidia Farmaceutici S.p.A.

Via Ponte della Fabbrica 3/A

Abano Terme (PD), Italy CAP 35031

Citizenship: Italy

P&R S.p.A.

Via Milano n. 186

Garbagnate Milanese (MI), Italy CAP 20024

Citizenship: Italy

Fiore Holding S.r.l.

Via Principe Amedeo n. 3

Milano (MI), Italy CAP 20121

Citizenship: Italy

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2(d)	Title of Class of Securities

Common Stock, $0.01 par value per share.

Item 2(c)	CUSIP No.

035255108

Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

None.

(b) Percent of class:

For each of the Reporting Persons: 0%.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: None

(ii) Shared power to vote or to direct the vote: None

(iii) Sole power to dispose or to direct the disposition of: None

(iv) Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒:

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: November 22, 2013

FIDIA FARMACEUTICI S.P.A.

/s/	Carlo Pizzocaro

By:	Carlo Pizzocaro
Title:	Vice President

P&R S.P.A.

/s/	Francesco Pizzocaro

By:	Francesco Pizzocaro
Title:	Chairman

FIORE HOLDING S.R.L.

/s/	Francesco Pizzocaro

By:	Francesco Pizzocaro
Title:	Chairman

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G and any amendments to it with respect to the Common Stock, par value $0.01 per share, of Anika Therapeutics Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings.

Dated: November 22, 2013

FIDIA FARMACEUTICI S.P.A.

/s/	Carlo Pizzocaro

By:	Carlo Pizzocaro
Title:	Vice President

P&R S.P.A.

/s/	Francesco Pizzocaro

By:	Francesco Pizzocaro
Title:	Chairman

FIORE HOLDING S.R.L.

/s/	Francesco Pizzocaro

By:	Francesco Pizzocaro
Title:	Chairman